                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                 GORMAN RUPP CO.
                    -----------------------------------------
                                (NAME OF ISSUER)



                            COMMON STOCK WITHOUT PAR
                    -----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    383082104
                          -----------------------------
                                 (CUSIP NUMBER)


                                    12/31/00
                          -----------------------------
                                     (DATE)


        CHECK THE FOLLOWING BOX IF FEE IS BEING PAID WITH THIS STATEMENT


              -----------------------------------------------------

CUSIP NO.          383082104
             ---------------
--------------------------------------------------------------------------------

1)       Names of Reporting Persons               I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos. of           BANK ONE CORPORATION
         Above Persons
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a
         Member of a Group                     (a) _______________
         (See Instructions)                    (b) _______________
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3)       SEC Use only
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4)       Citizenship or Place of
         Organization                                  ILLINOIS
--------------------------------------------------------------------------------

Number of Shares           (5)  Sole Voting Power                 389,707
                                                              --------------
Beneficially               (6)  Shared Voting Power                     0
                                                              --------------
Owned by                   (7)  Sole Dispositive Power            304,997
                                                              --------------
Each Reporting             (8)  Shared Dispositive Power           84,710
                                                              --------------
Person with
--------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                            389,707
                                                              --------------
         Owned by Each Reporting Person
--------------------------------------------------------------------------------

10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)
--------------------------------------------------------------------------------

11)      Percent of Class Represented
         by Amount in Row 9                                           4.5%
                                                              --------------
--------------------------------------------------------------------------------


12)      Type of Reporting Person
         (See Instructions)                                         HC
                                                              --------------

--------------------------------------------------------------------------------
SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 2

Item 1(a)         Name of Issuer:                              Gorman Rupp Co.
                                                            --------------------

Item 1(b)         Address of Issuer's principal executive
                   offices:                                  305 Bowman St.
                                                             Mansfield, OH 44903
                                                            --------------------

Item 2(a)         Name of person filing:          BANK ONE CORPORATION

Item 2(b)         Address of principal business office or,
                  if none residence:                    One First National Plaza
                                                        Chicago, IL 60670

Item 2(c)         Citizenship:                    Not Applicable

Item 2(d)         Title of class of securities:   Common Stock Without Par Value
                                                 -------------------------------

Item 2(e)         CUSIP No.:                           383082104
                                                 -------------------------------

Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership

                  This beneficial ownership by BANK ONE CORPORATION with respect
                  to common shares of      Gorman Rupp Co.                     :
                                      -----------------------------------------

                  (a)      Amount beneficially owned:               389,707
                                                               --------------
                  (b)      Percent of class                             4.5%
                                                               --------------

                  (c)      Number of shares as to which such person has:

                           (I)      Sole power to vote or to direct the vote:
                                                                    389,707
                                                               --------------
                           (ii)     Shared power to vote or to direct the vote:
                                                                          0
                                                               --------------
                           (iii)    Sole power to dispose or to direct the
                                    disposition of:                 304,997
                                                               --------------
                           (iv)     Shared power to dispose or to direct the
                                    disposition of:                  84,710
                                                               --------------

Item 5.  Ownership of 5 percent or less of a Class.                       [X]
                                                                        -------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.    N/A
                                                                        -------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                                                                   ------------

                                            Bank One Trust Company, N.A.

Item 8.  Identification and Classification of Members of the Group.       N/A
                                                                        -------

Item 9.  Notice of Dissolution of Group.                                  N/A
                                                                        -------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:       February 13, 2001
         -------------------------


                                                    BANK ONE CORPORATION

                                               By:  /s/ DAVID J. KUNDERT
                                                    David J. Kundert
                                                    EXECUTIVE VICE PRESIDENT